SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

AMERICAN CONSUMERS, INC.
(Name of the Issuer)

American Consumers, Inc.
(Name of Person(s) Filing Statement)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

02524A100
(CUSIP Number of Class of Securities)

Paul R. Cook
President and Chief Executive Officer
P.O. Box 2328
Fort Oglethorpe, Georgia 30742
(706) 861-3347
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:
Steven R. Barrett
Husch Blackwell LLP
736 Georgia Avenue, Suite 300
Chattanooga, Tennessee 37402
(423) 266-5500

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e–3(c) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee (2)
$92,153	$10.70

(1)
Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 92,153 shares of Common Stock, par value $0.10 per share, for $1.00 per share in cash in lieu of issuing fractional shares to holders of less than one share after the proposed reverse/forward stock split.

(2)	Determined pursuant to Rule 0-11(b)(1) by multiplying $92,153.30 by 0.00011610.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $10.70

Form or Registration No.: Schedule 13E-3 (SEC File No. 005-18570)

Filing Party:  American Consumers, Inc.

Date Filed:  February 18, 2011

INTRODUCTION

This Amendment No. 4 (this “Amendment”) to Rule 13e-3 Transaction Statement (as amended, the “Transaction Statement”) amends the Schedule 13E-3 Transaction Statement filed by American Consumers, Inc., a Georgia corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 18, 2011, as previously amended by Amendment No. 1 thereto filed with the SEC on March 9, 2011, by Amendment No. 2 thereto filed with the SEC on March 15, 2011, and by Amendment No. 3 thereto filed with the SEC on March 31, 2011.  All information below should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement, as previously amended.  This Amendment is filed pursuant to Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) to report the consummation of the Reverse/Forward Stock Split following the close of business on April 7, 2011.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to corresponding Items contained in Regulation M-A under the Exchange Act.  Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Transaction Statement as previously amended, or in the related Proxy Statement filed with the SEC and incorporated as an exhibit to the Transaction Statement.

Item 6. Purposes of the Transaction and Plans or Proposals.

(c)           Plans. The information reported below in Item 15 is incorporated herein by reference.

Item 15. Additional Information.

(b)           Other Material Information.

Following the close of business on April 7, 2011, the Reverse/Forward Stock Split became effective pursuant to Articles of Amendment to the Company’s Amended and Restated Articles of Incorporation filed with the Secretary of State of Georgia to effect a 1-for-400 reverse split of the outstanding shares of the Company’s Common Stock, followed immediately by a 400-for-1 forward split of the Company’s Common Stock (after giving effect to the reverse stock split).  As a result of the Reverse/Forward Stock Split, shareholders owning fewer than 400 shares of Company Common Stock of record immediately before the transaction had such shares cancelled and converted into the right to receive from the Company a cash payment of $1.00 for each such share owned before the reverse stock split.  Shareholders holding 400 or more shares of the Company’s Common Stock of record immediately before the transaction (including all beneficial owners of shares held in street name at the effective time of the Reverse/Forward Stock Split through an account with a broker, bank or other custodian that holds such shares in nominee name through Cede & Co.) continue to hold the same number of shares following completion of the Reverse/Forward Stock Split and did not become entitled to receive any cash payment from the Company as a result of the transaction.  The Company, which serves as its own transfer agent, will send a letter of transmittal to the Cashed Out Shareholders with instructions for exchanging their Common Stock certificates for cash pursuant to the terms of the Reverse/Forward Stock Split.

Following the Reverse/Forward Stock Split the Company has fewer than 500 shareholders of record which, because the Company also has less than $10 million in total assets, will allow the Company to make the necessary filings to terminate the registration of its common stock under the Securities Exchange Act of 1934.  In connection with the filing of this Amendment No. 4 to the Transaction Statement, the Company also is filing a Form 15 with the SEC on April 8, 2011 to terminate the registration of its Common Stock.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Paul R. Cook
Dated: April 8, 2011	Paul R. Cook
President and Chief Executive Officer
American Consumers, Inc.